14041288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 050986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200
(No. and Street)

Gig Harbor (City) Washington (State) 98332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saian Thomas (253) 777-4477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

RECEIVED
2014 JUL 17 AM 11:54
SEC / MR

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sajan K. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of Pierce
Subscribed and sworn to (or affirmed) before me on this 16 day of January, 2014 by Sajan Thomas proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

President & CEO
Title

Notary Public
State of Washington
MYEONGHWA KATIE KENDALL
My Appointment Expires Dec 1, 2015

Myeonghwa Katie Kendall
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Thomas Capital Group, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc., (the Company) as of December 31, 2013, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 28, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	272,573
Due from clients, net		178,240
Prepaid expenses and deposits		13,518
Furniture and equipment, net of accumulated depreciation of $48,683		4,484
Investments in securities		2,442
Investments in private investment funds, at estimated fair value		241,310
TOTAL ASSETS	$	712,567

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	16,232
Payroll tax payable		327
Accrued liabilities		3,998
Accrued interest		2,250
Note payable to officer		50,000
TOTAL LIABILITIES		72,807
COMMITMENTS (Note 8)		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200,000 shares authorized, 103,220 issued, and outstanding		2,974,484
Accumulated deficit		(2,334,724)
TOTAL SHAREHOLDERS' EQUITY		639,760
TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$	712,567

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUE		
Investment banking	$	1,138,890
Net investment loss from securities		(1,923)
Net loss from private investment funds		(9,799)
		1,127,168
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		1,100,613
Rent		132,401
Regulatory fees and expenses		63,345
Office expenses		57,309
Travel and entertainment		51,559
Telephone		30,664
Insurance		14,947
Taxes and licenses		9,869
Professional fees		9,382
Depreciation		7,450
Interest		2,721
Website		1,800
Other		29,198
		1,511,258
Out-of-pocket expenses		89,888
Less: out-of-pocket expenses reimbursed		(85,682)
		1,515,464
NET LOSS	$	(388,296)

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Accumulated Deficit	Shareholders' Equity
December 31, 2012	$ 2,974,484	$ (1,946,428)	$ 1,028,056
Shareholders' notes payments	-	-	-
Distributions	-	-	-
Net loss	-	(388,296)	(388,296)
December 31, 2013	$ 2,974,484	$ (2,334,724)	$ 639,760

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

	Amount
Balance at December 31, 2012	50,000
Increase:	
Issuance of subordinated notes	-
Accrual of interest	-
Decrease:	
Payment of subordinated notes	50,000
Payment of interest	-
Balance at December 31, 2013	$ -

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(388,296)
Adjustments to reconcile net loss to net cash from operating activities		
Net investment loss from securities		1,923
Net loss from private investment funds		9,799
Depreciation		7,450
Changes in assets and liabilities		
Due from clients, net		192,684
Prepaid expenses and deposits		11,277
Accounts payable		(1,320)
Payroll tax payable		(185)
Accrued liabilities		1,088
		(165,580)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		2,556
Sale of securities		269,533
Capital calls for investments in private investment funds		(38,149)
Cash distributions from investments in private investment funds		1,334
		235,274
CASH FLOWS FROM FINANCING ACTIVITIES		
Accrued interest		2,250
		2,250
NET CHANGE IN CASH		71,944
CASH, beginning of year		200,629
CASH, end of year	$	272,573
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year		
Income taxes	$	-
Interest	$	471

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

In 2011, the Company formed a wholly owned investment adviser subsidiary, Thomas Investment Group, LLC, which it registered in the State of Washington. This subsidiary company has not been funded nor has it yet to conduct any business.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest (or at the initial fund drawdown if later). Reimbursable out-of-pocket expenses are recorded as incurred.

Cash and cash equivalents - The Company may hold cash in financial institutions, which exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts, of which $178,240 is outstanding at December 31, 2013. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at December 31, 2013, no amounts have been reserved for, or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $7,450 for the year ended December 31, 2013.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of operations.

The Company has elected to report the statement of changes in shareholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Practice Development - Costs related to marketing the Company's services are expensed as incurred. Marketing expenses for the year ended December 31, 2013 totaled $757, and are included within other expenses on the accompanying statement of operations.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments, at estimated fair value

Private Investment Funds - The Company holds investments in three (3) nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Notes 3 and 8). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is -$9,799 for the year ended December 31, 2013, and is reflected as net loss from private investment funds on the accompanying statement of operations.

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments in securities	2,442	$ 2,442	$ -	$ -
Investments in private investment funds	$ 241,310	$ -	$ -	$ 241,310
	$ 243,752	$ 2,442	$ -	$ 241,310

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Effect of Level 3 Inputs on net assets or liabilities:

	Investments in private investment funds
Balance as of December 31, 2012	$ 496,242
Sale of securities	(269,533)
Realized gain (loss)	(258)
Change in unrealized gain (loss)	(22,214)
Capital calls	38,149
Return of capital	(1,076)
Balance as of December 31, 2013	$ 241,310

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 26,039	3
Equipment	8,929	3-4
Furniture	17,513	5
Software	686	3
	53,167	
Less: Accumulated Depreciation	(48,683)	
Equipment and Furniture, net	$ 4,484	

Note 5 - Subordinated Loan

At the beginning of the year, the liability subordinated to the claims of general creditors consisted of a subordinated loan agreement of $50,000, which bears an interest rate of 4.50% per annum and matured on December 27, 2013. Interest expense for the subordinated loan was $2,250 for the year ending December 31, 2013. On December 28, 2013, the loan became a payable from officer, which bears an interest rate of 4.50% per annum and due on demand.

Note 6 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded no profit sharing contributions for the year ended December 31, 2013.

Note 7 - Commitments

Leases - The Company leases office space. Rent expense for 2013 totals $132,401, of which $46,352 was paid to a landlord of common ownership, and $29,580 was paid to a member of management for the rental of home office space. Future minimum rental payments under non-cancellable operating leases with an initial term of at least one year as of December 31, 2013, are as follows:

Year ending December 31,	
2014	99,419
2015	37,990
2016 & thereafter	-
	$ 137,409

The Company has commitments under subscription agreements to contribute capital to two (2) private investment funds amounting to $225,000 at December 31, 2013, of which $217,792 has been paid (Note 2). Capital contributions are made upon advance written notice by the general partner, which describes the expected use of the funds being called.

Note 8 - Major Clients

During 2013, three (3) clients accounted for approximately $901,424 or 79% of the Company's total revenues. At December 31, 2013, two (2) clients owe the Company approximately $177,820, or approximately 99% of amounts due from clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty (Note 1).

Note 9 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011).*	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011).*	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011).*	After 12/15/11
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/13

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at a regional office of the SEC.

SUPPLEMENTAL INFORMATION

THOMAS CAPITAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Shareholders' equity	$	639,760
Deductions		
Due from clients, net		178,240
Prepaid expenses and deposits		13,518
Securities not readily marketable, at estimated fair value		241,310
Furniture and equipment, net		4,484
Net capital before haircuts on securities positions	$	202,208
Haircut on marketable securities		(366)
Net capital		201,842
Minimum net capital required (greater of $5,000 and 6 2/3% of aggregate indedtedness)		5,000
Excess net capital	$	196,842

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	72,807

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Percentage of aggregate indebtedness to net capital		36.1%
Ratio of aggregate indebtedness to net capital		.08-1.00

RECONCILIATION OF NET CAPITAL

Net capital, as reported in Unaudited FOCUS	$	252,016
Total shareholders' equity		(52,250)
Investments in Securities		2,442
Haircuts		(366)
Total adjustments		(50,174)
Adjusted net capital	$	201,842

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013, computed by the Company in its unaudited Form X-17A-5, Part IIA, does differ by $50,174 from the above computation, which is based on audited financial statements.

THOMAS CAPITAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

THOMAS CAPITAL GROUP, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

Thomas Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.:

In planning and performing our audit of the financial statements of Thomas Capital Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 28, 2014

Thomas Capital Group, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Thomas Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thomas Capital Group, Inc.'s management is responsible Thomas Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Thomas Capital Group, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 28, 2014

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

	Amount
Total assessment	$ 2,847
SIPC-6 general assessment Payment made on July 29, 2013	(657)
SIPC-7 general assessment Payment made on January 31, 2014	(2,190)
Total assessment balance (overpayment carried forward)	$ -